Securities and Exchange Commission
Pattern Energy Group Inc.
January 04, 2018

January 04, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products
Mail Stop 3561

Re:	Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 9, 2017
File No. 001-36087
Dear Ms. Thompson:
Pattern Energy Group Inc. (“Pattern Energy,” the “Company,” “we,” “our,” or “us”) is in receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us dated December 19, 2017. With respect to the Staff’s comments, please find our responses below. For ease of reference, the Staff’s comments have been reprinted below immediately prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Financial Statements for the Fiscal Year Ended December 31, 2016
Independent auditor’s report, page S-30
1. We note that the opinion paragraph of Grand Renewable Wind LP references the statement of financial position at December 31, 2016 and 2015, and the results of operations and cash flows for each of the three years in the period ended December 31, 2015. Please confirm, if true, that the report you received from your independent auditor opined on the three years ended December 31, 2016, and ensure that audit opinions appearing in your future filings include the appropriate periods covered by the audit in both the scope and opinion paragraphs.
Response:
We confirm that the report we received from our independent auditors opined on the three years ended December 31, 2016. In future filings we will ensure that audit opinions reference the appropriate periods in both the scope and opinion paragraphs.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 04, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2017
Item 1A. Risk Factors, page 58
2. Please tell us whether you have recorded a reserve against the outstanding PREPA receivable as of September 30, 2017. If you have not recorded a reserve, then explain to us why you have not reserved against the PREPA receivable in light of the PREPA insolvency, its Title III filing, and your statement that no assurance can be given that PREPA will pay such overdue receivable or continue to pay future receivables. In this regard, tell us how you concluded the PREPA receivable was collectible as of September 30, 2017. Lastly, please tell us whether you have collected on any portion of the outstanding PREPA receivable subsequent to September 30, 2017. To the extent the receivable remains overdue please tell us how you plan on addressing whether a reserve is necessary in your upcoming Form 10-K for the year ended December 31, 2017.
Response:
We respectfully advise you that the Company has not recorded a reserve against the outstanding PREPA receivable as of September 30, 2017 although the Company indicated in its statement within Item 1A Risk Factors in its Form 10-Q for the quarterly period ended September 30, 2017 that no assurance can be given that PREPA will pay its overdue receivable or continue to pay future receivables. The Company's statements within Item 1A were specific to describing the most significant risk associated with collection of its receivable balance with PREPA in accordance with Item 503(c) of Regulation S-K. However, for financial reporting purposes, the Company's conclusions for not recording a reserve against the outstanding PREPA receivable as of September 30, 2017 were supported by the following:

•
While on July 2, 2017, a Title III proceeding was filed on PREPA’s behalf, as of September 30, 2017, the Company remained confident that we would continue to receive payment for power sales. This confidence was based on the fact that PREPA indicated to us orally that it intended to continue to meet its payment obligations under the power purchase agreement during the Title III proceedings (subject to our separate risk factor stating that PREPA does have the right to reject the power purchase agreement later in the Title III proceedings), which it continued to do for power sales made both prior to the Title III proceeding and subsequent to the Title III proceeding.

•
After the filing of the Title III proceeding, and up until the disruption caused by the hurricanes, the Company was collecting amounts from PREPA in line with historic payment patterns (including one payment made the day before Hurricane Maria's arrival).

•	The $2.7 million outstanding receivable represents post-petition receivables which have a higher priority than pre-petition receivables under Title III proceedings.
As such, as of September 30, 2017, and up to the filing of the 10-Q on November 9, 2017, the Company continued to believe that PREPA would pay the receivable due under the power purchase agreement based on PREPA’s acts of continuous payment, its oral indications, and because amounts due represent post-petition receivables.
Subsequent to the 10-Q filing on November 9, 2017, we have not yet collected any portion of the outstanding receivable that had become due following Hurricane Maria. We attribute this delay in payment not to the Title III proceeding but, rather, as a result of Hurricane Maria which occurred two weeks after Hurricane Irma had already substantially impaired Puerto Rico's electric system. In connection with Hurricane Maria,

Securities and Exchange Commission
Pattern Energy Group Inc.
January 04, 2018

PREPA notified the company of a Force Majeure event. Under the power purchase agreement a Force Majeure event does not excuse PREPA of its payment obligations, and relieves it only of its other operational obligations. The Force Majeure Notice states that immediately after Hurricane Maria, PREPA believed approximately 80% of the energy transmission and distribution infrastructure had been damaged, resulting in PREPA being unable to provide electrical power to the majority of its customers. Furthermore as a result of Hurricane Maria, PREPA has seen skyrocketing disaster recovery costs at a time when its primary revenue source, utility billings of its customers, dropped to zero due to interruption of service, and PREPA has publicly acknowledged a short term liquidity constraint which is limiting its ability to pay suppliers timely.
As of January 3, 2018, the Company still has a $2.7 million outstanding receivable from PREPA for sales made subsequent to the Title III filing, which became due after the arrival of the hurricanes. For the period ending December 31, 2017, the Company does not currently intend to record a reserve against the outstanding receivable as it continues to believe that PREPA will honor such payments as PREPA recovers from Hurricane Maria and energy service is restored to the island. Furthermore, we are aware that, in addition to ordinary course payments and support from FEMA and other United States federal agencies, the United States Congress is currently constructing a substantial aid package for Puerto Rico to provide funding assistance for recovery from the hurricanes. Therefore, we believe that payment of the outstanding receivable is a matter of timing as PREPA's operations and liquidity are fully restored and not a matter of collectability. However, the Company continues to closely monitor PREPA's operational capacity and liquidity status and, depending on future events, may determine that a reserve is necessary.
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In connection with this response, we acknowledge that:
•Pattern Energy is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•Staff comments or changes to Pattern Energy’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and
•Pattern Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Mike Lyon, Chief Financial Officer, at (415) 283-4063 if you or other members of the Staff have questions regarding Pattern Energy's response.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 04, 2018

Very truly yours,

PATTERN ENERGY GROUP INC.

By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:	Robert Babula, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer